SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

(Amendment No. 1)*

Krispy Kreme Doughnuts, Inc.

(Name of Issuer)

Common Stock, No Par Value

(Title of Class of Securities)

501014104 (CUSIP Number)

December 31, 2006

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filed out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 501014104	SCHEDULE 13G (Amendment No. 1)	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Mohamed Abdulmohsin Al Kharafi & Sons W.L.L.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
Not applicable.
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

State of Kuwait

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER

6,119,800
6 SHARED VOTING POWER

None
7 SOLE DISPOSITIVE POWER

6,119,800
8 SHARED DISPOSITIVE POWER

None

9	AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

6,119,800
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED IN ROW (9)

9.8%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO (a company with limited liability organized under the laws of the State of Kuwait)

CUSIP No. 501014104	SCHEDULE 13G (Amendment No. 1)	Page 3 of 5 Pages

EXPLANATORY NOTE

This Amendment No. 1 to Schedule 13G is an amendment to the initial statement on Schedule 13G relating to shares of common stock, no par value, of Krispy Kreme Doughnuts, Inc., a North Carolina corporation (the “Issuer”), filed with the Securities and Exchange Commission (the “SEC”) on April 12, 2006.

All calculations of beneficial ownership percentages are based upon the Issuer having 62,666,994 shares of Common Stock issued and outstanding, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended April 30, 2006, as filed by the Issuer with the SEC on December 22, 2006.

Item 1	(a).	Name of Issuer.

Krispy Kreme Doughnuts, Inc.

Item 1	(b).	Address of Issuer’s Principal Executive Offices.

370 Knollwood Street Suite 500 Winston-Salem, North Carolina 27103

Item 2	(a).	Name of Person Filing.

Mohamed Abdulmohsin Al Kharafi & Sons W.L.L.

Item 2	(b).	Address of Principal Business Office or, if None, Residence.

P.O. Box 886 Safat 13009 Kuwait

Item 2	(c).	Citizenship.

State of Kuwait

Item 2	(d).	Title of Class of Securities.

Common Stock, no par value.

Item 2	(e).	CUSIP Number.

501014104

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act;

CUSIP No. 501014104	SCHEDULE 13G (Amendment No. 1)	Page 4 of 5 Pages

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act.

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Not applicable.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:

6,119,800

(b) Percent of class:

9.8%

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

6,119,800

(ii) Shared power to vote or to direct the vote:

0

(iii) Sole power to dispose or to direct the disposition of:

6,119,800

(iv) Shares power to dispose or to direct the disposition of:

0

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

CUSIP No. 501014104	SCHEDULE 13G (Amendment No. 1)	Page 5 of 5 Pages

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Groups.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 24, 2007

MOHAMED ABDULMOHSIN AL
KHARAFI & SONS W.L.L.

By:	/s/ Ahmed Samy
Name:	Ahmed Samy
Title:	Investment Manager